Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282872
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 16 DATED OCTOBER 16, 2026
TO THE PROSPECTUS DATED NOVEMBER 4, 2025

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2025 as supplemented by supplement no. 8 dated April 2, 2026, supplement no. 9 dated April 17, 2026, supplement no. 10 dated May 15, 2026, supplement no. 11 dated June 16, 2026, supplement no. 12 dated July 20, 2026, supplement no. 13 dated August 17, 2026, supplement no. 14 dated September 4, 2026 and supplement no. 15 dated September 15, 2026. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of November 1, 2026;
•the calculation of our September 30, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•information regarding our distributions;
•an amendment to the merger agreements entered in connection with the Mandel transaction;
•our entry into a credit facility; and
•updated experts information.

November 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of November 1, 2026 (and repurchases as of October 31, 2026) is as follows:

Transaction Price (per share)
Class T	$11.3303
Class D	$11.3303
Class I	$11.3303
Class A	$11.3303

The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2026. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2026 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The September 30, 2026 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, each real property asset is appraised each calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of September 30, 2026 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of September 30, 2026 and August 31, 2026:

	As of
Components of NAV (1)	September 30, 2026	August 31, 2026
Investments in Multifamily Operating Properties	$2,412,883,153	$2,421,061,888
Investments in Multifamily Development Properties	76,137,781	75,725,946
Investments in Real Estate-Related Structured Investments	142,046,209	140,337,934
Investments in Land Held for Development	37,511,557	37,432,049
Operating Company and Other Net Current Assets	80,683,389	72,926,813
Cash and Cash Equivalents	21,443,252	32,167,357
Secured Real Estate Financing	(1,418,559,077)	(1,431,392,463)
Subordinated Unsecured Notes	(17,425,021)	(17,173,128)
Preferred Equity	(232,924,262)	(229,493,701)
Net Asset Value	$1,101,796,981	$1,101,592,695
Fully-diluted Shares/Units Outstanding	97,243,108	97,247,959

(1) Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2026 and August 31, 2026:

	Class
	T	D	I (1)	A	OP (2)	Total
As of September 30, 2026
Monthly NAV	$49,598,682	$4,983,918	$258,040,109	$178,036,978	$611,137,294	$1,101,796,981
Fully-diluted Outstanding Shares/Units	4,377,512	439,874	22,774,270	15,713,302	53,938,150	97,243,108
NAV per Fully-diluted Share/Unit	$11.3303	$11.3303	$11.3303	$11.3303	$11.3303
As of August 31, 2026
Monthly NAV	$50,339,071	$4,971,474	$252,053,348	$183,035,036	$611,193,766	$1,101,592,695
Fully-diluted Outstanding Shares/Units	4,443,904	438,879	22,251,122	16,158,226	53,955,828	97,247,959
NAV per Fully-diluted Share/Unit	$11.3277	$11.3277	$11.3277	$11.3277	$11.3277

(1) Commencing with our determination of NAV as of December 31, 2025, we have assumed all outstanding convertible preferred equity as of our NAV determination date has been converted to Class I shares based on the NAV per share of Class I common stock as of the determination date.

(2) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the September 30, 2026 valuations of our real property assets, based on property types:

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.93%	5.53%
Development Assets	7.00%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.6%	4.0%
	0.25% increase	(2.6)%	(0.2)%
Exit Capitalization Rate	0.25% decrease	3.8%	5.3%
	0.25% increase	(3.3)%	(1.2)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our September 30, 2026 NAV, we had a portfolio of $2.8 billion in total assets, with 80.1% of our equity value in operating properties, 2.9% in development, 14.1% in real estate-related structured investments and 2.9% in land held for development.

Amendment to Merger Agreements

As previously disclosed, on September 2, 2026, we, Cottonwood Residential O.P., LP (“CROP”), and a wholly owned subsidiary of CROP (collectively, the “CCI Parties”), entered into a series of related merger agreements with entities (each an “Owner Entity”) controlled and managed, directly and indirectly, by Barry R. Mandel (“Mandel”) and his affiliates (together with the Owner Entities, the “Mandel Parties”). The merger agreements are designed to result in us indirectly owning all of the interests in a portfolio of multifamily residential real property projects currently owned by the Owner Entities.

Each merger agreement provides that a combination of cash and CROP common limited partnership interests (“CROP Units”) totaling 1.5% of the merger consideration will secure certain post-closing adjustments and seller indemnification obligations. With respect to each Owner Entity, the cash portion of the escrow amount will be deposited into escrow and the CROP Unit portion will be treated as “restricted units” subject to clawback by CROP. Any portion of the escrow amount that remains will be released to members of the Owner Entities one year after closing, subject to pending claims.

On October 15, 2026, the CCI Parties and the Mandel Parties entered into amendments to the merger agreements to revise the calculation of the escrow amount to correct a scrivener’s error. As amended, the escrow amount is equal to 1.5% of the purchase price inclusive of (i) debt to be assumed by the CCI Parties or (ii) debt that is to be repaid out of the purchase price, as applicable.

Credit Facility

On October 16, 2026 (the “Closing Date”), our Operating Partnership, as borrower, Cottonwood Communities GP Subsidiary, LLC, CC RSP Manager, LLC, and Cottonwood Capital Management, Inc., which are our subsidiaries (collectively, the “Guarantors”), and us, for limited purposes in connection with representations, warranties and covenants, entered into a loan agreement with JPMorgan Chase Bank, N.A. (“Lender”) (the “Loan Agreement”). The Loan Agreement provides for a term loan (the “Term Loan”) with an initial principal amount of $75,000,000, of which $38,000,000 was funded on the Closing Date, and revolving credit commitments in an aggregate amount not to exceed $100,000,000 (the “Revolving Facility” and, collectively with the Term Loan, the “Credit Facility”). Our Operating Partnership may request an increase of the Term Loan commitment to an aggregate amount of $150,000,000, which Lender may agree to in its sole discretion. Our Operating Partnership will use the proceeds from the Term Loan to finance an acquisition and pay fees and expenses in connection with the acquisition and facilitation of the Loan Agreement, as well as to reduce the principal balance of an outstanding loan by $25,400,000.

The Credit Facility matures on October 16, 2029. Our Operating Partnership may request to extend the maturity for additional twelve-month terms no more than two times, which Lender may agree to in its sole discretion, subject to the satisfaction of such conditions precedent as may be required by Lender, including payment of extension fees. Our Operating Partnership may not prepay the Term Loan, in whole or in part, prior to the termination of the revolving loan commitments in full and the repayment of the then-outstanding revolving loans in full. Except as provided in the Loan Agreement, if, at any time prior to the second anniversary of the Closing Date, our Operating Partnership, in whole or in part, prepays the Term Loan, or reduces or terminates the remaining Term Loan Commitment or the Revolving Loan Commitment, our Operating Partnership shall pay the Lender an early termination fee as described in the Loan Agreement.

The Term Benchmark Loans will bear interest at a variable rate of the Term SOFR Rate plus 3.35% per annum. Interest is payable quarterly beginning December 31, 2026. Our Operating Partnership must pay a commitment fee, payable quarterly, on the undrawn commitment, which fee varies depending on the timing and the amount outstanding under the Revolving Facility, and a ticking fee, payable quarterly, based on a percentage of the daily amount of any remaining Term Loan Commitment.

The Credit Facility is secured by pledges by our Operating Partnership, CC RSP Manager LLC and Cottonwood Capital Management Inc. of certain of their ownership interests in certain of our indirect subsidiaries pursuant to a security agreement (the “Security Agreement”).

The Loan Agreement contains various affirmative and negative covenants, including limitations on the incurrence of debt by our Operating Partnership and its subsidiaries, limitations on the ability of the loan parties or their subsidiaries to sell, transfer or dispose of any assets for less than fair market value or if the LTV Ratio exceeds a threshold level, either before or after giving effect thereto. Further, if the LTV Ratio exceeds a threshold level, upon written notice from Lender, our Operating Partnership either needs to repay a sufficient amount of the outstanding loan amount to bring the LTV Ratio to a level at or below the threshold or submit a remediation plan to Lender. At all times during the term of the Loan Agreement, the Loan Agreement requires maintaining certain ratios, including, but not limited to, a debt yield ratio, a fixed charge coverage ratio, and a pledge coverage ratio and various NAV requirements, including our Operating Partnership maintaining a minimum NAV of $750,000,000.

The Loan Agreement provides that upon the occurrence and continuation of an event of default, payment of all amounts outstanding under the Credit Facility may be accelerated and the Lender’s commitments may be terminated. Events of default include, but are not limited to, failure to pay any principal or interest when due, any materially incorrect representation or warranty or failure to perform or observe certain covenants, and failure to satisfy any of the financial covenants described in the immediately preceding paragraph.

The Guarantors also entered into a Guaranty Agreement providing for a guaranty of the Obligations under the Loan Agreement. The Guaranteed Obligations are secured by the pledges of certain equity interests set forth in the Security Agreement.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, the Guaranty Agreement and the Security Agreement, copies of which will be filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2026.

Declaration of Distributions

On October 16, 2026, our board of directors declared a distribution for the month of October of $0.0566666, or $0.68 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on October 31, 2026, to be paid in November 2026.

Following consultation with our executive management team and advisory board of directors, our board of directors has determined to reduce the monthly gross distribution rate to $0.05166667 per share/unit, effective for distributions with a record date of November 30, 2026. The new rate equates to an annualized rate of approximately 5.5% of our most recently determined net asset value per share as of September 30, 2026. The adjustment is not conditioned on the outcome of the merger transaction with the Mandel Parties. Our board of directors believes the adjusted distribution rate reflects a balanced progression of our distribution policy – one that continues to deliver meaningful current income while also placing greater emphasis on long-term capital appreciation. By aligning distributions more closely with earnings, the adjustment strengthens distribution coverage and gives management the flexibility to deploy capital into compelling opportunities as they emerge.

Experts

The statements included in this supplement under “September 30, 2026 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.

ADDITIONAL INFORMATION

The statements in this supplement regarding the proposed mergers and an adjustment to the monthly distribution amount declared by our board of directors constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements, which are based on management’s current expectations and beliefs describe future plans, strategies and expectations and are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to: (i) the risk that the mergers will not be consummated within the expected time period or at all, (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of any or all of the merger agreements, (iii) the inability to obtain the approval of the members of the Owner Entities or the failure to satisfy the other conditions to closing of the mergers, (iv) risks related to disruption of management’s attention from the ongoing business operations due to the mergers, (v) unanticipated difficulties or expenditures relating to the mergers, (vi) adjustments to the merger consideration prior to or after the closing of the mergers as described in the merger agreements, (vii) availability of suitable investment opportunities, (viii) changes affecting the real estate industry and changes in financial markets and interest rates, (ix) changes in market demand for rental apartment homes and pricing pressures that could limit the ability to lease units or increase rents or that could lead to declines in occupancy and rent levels, (x) the availability and terms of financing, (xi) general economic conditions, (xii) legislative and regulatory changes that could adversely affect our business, and (xiii) other risks and factors, including those set forth in the “Risk Factors” section of our prospectus as supplemented to date. We undertake no obligation to update or revise any forward-looking statements for revisions or changes after the date of this supplement, except as required by law.